September 26, 2024

Confidential Submission Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Registration Statement on Form S-1 Filed September 11, 2024 File No. 333-282038

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated September 19, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, publicly filed on September 11, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Registration Statement on Form S-1 filed September 11, 2024

Management's Discussion and Analysis

Liquidity and Capital Resources, page 32

1.	We note your revised disclosures in response to prior comment 3. We also note that your discussion of cash flows from investing activities refers to operating activities. Please revise your discussion of cash flows from investing activities as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 of Amendment No. 1 to accurately reflect our cash flows from investing activities.

September 26, 2024

Business

Our Customer Base, page 49

2.	We note your response to prior comment 4 and reissue in part. Please disclose the material terms of any agreements with your significant customers, SunRoad Enterprises and ConAm Management, including the duration of such agreements and termination provisions with these specific customers. Also, clarify whether these agreements differ in any material aspects to the Remote Guarding Agreements you discuss in this section.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 50 of Amendment No. 1 to include the material terms of our agreements with SunRoad Enterprises and ConAm Management, and clarifying how these agreements differ materially from our standard Remote Guarding Agreements.

Principal and Registered Stockholders, page 66

3.	We note that the footnote disclosure is missing for each of the registered stockholders. Please revise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 of Amendment No. 1 to include the required footnotes for the registered stockholders.

Exhibit Index

Exhibit 23.2 Consent of Bush & Associates CPA LLC, page II-5

4.	Please have your public accounting firm indicate in their consent they are consenting to the use of their report dated July 1, 2024 in the Form S-1. Also, the report covers the balance sheet of Cloudastructure Inc. as of December 31, 2023 and 2022, the related statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended.

The Company respectfully acknowledges the Staff’s comment and has had its public accounting firm update its consent.

Signatures, page II-6

5.	Please amend your registration statement to include the signature of a duly authorized person on behalf of the registrant.

The Company respectfully acknowledges the Staff’s comment and has revised signature page of Amendment No. 1 to include the signature of all duly authorized persons on behalf of the registrant.

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Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.